RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD
(“Randgold Resources” or the “Company”)

TOTAL VOTING RIGHTS

London, United Kingdom, 30 March 2007 – Randgold Resources Limited announces that, in accordance with FSA’s Disclosure and Transparency Rules, its issued share capital consists of 68 852 867 (sixty eight million eight hundred and fifty two thousand eight hundred and sixty seven) issued ordinary shares of US$0.05 each.

Each ordinary share carries the right to one vote in relation to all circumstances at general meetings of Randgold Resources. Randgold Resources holds 7 704 (seven thousand seven hundred and four) issued ordinary shares in Treasury. Therefore, the total number of voting rights in the Company is 68 845 163 (sixty eight million eight hundred and forty five thousand one hundred and sixty three).

The above figure can be used by shareholder (and others with notification obligations) as the denominator for the calculations by which to determine if they are required to notify their interest in, or a change to their interest in, Randgold Resources under the FSA’s Disclosure and Transparency Rules.

Randgold Resources Enquiries:

Chief Executive	Financial Director	Investor & Media Relations
Dr Mark Bristow	Roger Williams	Kathy du Plessis
+44 779 775 2288 +44 788 071 1386	+44 791 709 8939	+27 11 728 4701 Cell: +27 83 266 5847 Fax: +27 11 728 2547 Email: randgoldresources@dpapr.com Website: www.randgoldresources.com